UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 7
Under the Securities Exchange Act of 1934

Bioptix, Inc.
(formerly Venaxis, Inc.)
(Name of Issuer)

Common stock, no par value
(Title of Class of Securities)

92262A206
(CUSIP Number)

Catherine Johanna DeFrancesco
365 Bay St. Suite 840
Toronto, ON M5H 2V1
Canada
Tel. (416) 362-4441

Copies to:

Joe Laxague, Esq.
Laxague Law, Inc.
1 East Liberty, Suite 600
Reno, NV 89501
Tel. (775) 234-5221
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Catherine Johanna DeFrancesco
2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
478,277(1)

8. Shared Voting Power
0

9. Sole Dispositive Power
478,277 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
478,277 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
10.62%(2)
14. Type of Reporting Person
IN

(1) Includes shares beneficially owned through the following entities:

DSB Capital, Ltd., a Turks & Caicos company where Ms. DeFrancesco serves as the Trustee – 65,000 shares
DeFrancesco Motorsports, Inc., an Ontario corporation where Ms. DeFrancesco serves as the President – 59,701 shares
Delavalco Holdings, Inc., an Ontario corporation where Ms. DeFrancesco serves as the President – 112,000 shares
Delavalco Holdings, Inc., an Florida corporation where Ms. DeFrancesco serves as the President – 85,466 shares
Marcandy Investments Corp., an Ontario corporation where Ms. DeFrancesco serves as the President – 60,000 shares
Namaste Gorgie, Inc., an Ontario corporation where Ms. DeFrancesco serves as the President – 96,110 shares

(2) Based on 4,503,971 shares issued and outstanding as of November 11, 2016, as reported on the issuer’s Form 10-Q filed November 14, 2016.

Explanatory Notes

This Amendment No. 7 further amends the Schedule 13D filed with the Securities and Exchange Commission on September 12, 2016 (the “Original Filing”), the Schedule 13D/A filed September 14, 2016 (“Amendment No. 1), the Schedule 13D/A filed September 20, 2016 (Amendment No. 2), the Schedule 13D/A filed October 20, 2016 (Amendment No. 3), the Schedule 13D/A filed October 25, 2016 (Amendment No. 4), the Schedule 13D/A filed December 5, 2016 (Amendment No. 5), and the Schedule 13D/A filed December 9, 2016 (Amendment No. 6) respectively, relating to the common stock, no par value (the “Common Stock”), of Bioptix, Inc. a Colorado corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1775 38th Street, Boulder, Colorado.

The purpose of this Amendment No. 7 is to update the shareholdings of the Reporting Person to reflect recent additional purchases. Except as set forth herein, the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 are unmodified.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1.1	Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2016
Date

/s/ Catherine Johanna DeFrancesco
Catherine Johanna DeFrancesco